SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Tripath Technology Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89672P104

(CUSIP Number)

Dr. Adya S. Tripathi

Tripath Technology Inc.

2560 Orchard Parkway

San Jose, CA  95131

(408) 750-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89672P104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dr. Adya S. Tripathi I.R.S. Identification No(s). of above person(s) (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,366,667

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 12,366,667

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,366,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 29.6%

14.	Type of Reporting Person (See Instructions) IN

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Item 1.	Security and Issuer
Securities:	Common stock, par value $0.001 per share ("Common Stock")
Issuer:	Tripath Technology Inc.
Principal Address:	2560 Orchard Parkway San Jose, CA 95131

Item 2.	Identity and Background
(a)	Name: Dr. Adya S. Tripathi
(b)	Residence or business address:
c/o Tripath Technology Inc. 2560 Orchard Parkway San Jose, CA 95131
(c)

Dr. Tripathi’s present principal occupation is as the President, Chief Executive Officer and Chairman of the board of directors (the “Board”) of Tripath Technology Inc. (the “Issuer”), a company engaged in the design, manufacture and sale of semiconductor-based amplifiers.  The principal business address of the Issuer is 2560 Orchard Parkway, San Jose, CA 95131.

(d)	During the past five years, Dr. Tripathi has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the past five years, Dr. Tripathi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Tripathi is a citizen of India.

Item 3.	Source and Amount of Funds or Other Consideration

In fiscal 2000, 2001 and 2002, Dr. Tripathi was granted options to purchase 1 million, 500,000 and 2.5 million shares of Common Stock, respectively, pursuant to the Issuer’s 2000 Stock Plan.  Since the Issuer’s 2000 Stock Plan includes a 200,000 share annual limitation on grants, the stock option grants to Dr. Tripathi exceeding the annual limitation, an aggregate of 3.4 million shares, were not validly granted.  On April 28, 2003, to rectify the situation the compensation committee of the Board granted Dr. Tripathi options to purchase 200,000 shares of Common Stock and additionally granted Dr. Tripathi 1.8 million shares of Common Stock subject to a Restricted Stock Purchase Agreement, each such grant pursuant to the Issuer’s 2000 Stock Plan.

Item 4.	Purpose of Transaction
Dr. Tripathi acquired the equity securities to which this statement relates to obtain an equity interest in the Issuer.

As of April 28, 2003, Dr. Tripathi’s beneficial ownership included options to purchase 466,667 shares of Common Stock.  Dr. Tripathi also holds options to purchase 333,333 shares of Common Stock which are subject to periodic vesting and which will be fully vested and exercisable, pursuant to their respective standard vesting schedules, by April 2005.

Dr. Tripathi is a member of the Board which has approved the following actions:

In August 2002, the Board approved a stock repurchase program under which the Issuer is authorized to repurchase on the open market at the current market price up to 1,000,000 shares of Common Stock through August 2003.  To date, the Issuer has made no repurchases pursuant to such stock repurchase program.

In March 2003, the Board approved an amendment to the Issuer’s Certificate of Incorporation to effect a reverse stock split of Common Stock, which, if such proposal is approved by the Issuer’s stockholders, will give the Board discretion to effect the

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reverse split pursuant to which any whole number of outstanding shares of Common Stock between and including two and twenty would be combined into one share of such Common Stock.

Also, in March 2003, the Board approved amendments to Articles Seven and Fourteen of the Issuer’s Certificate of Incorporation which, if approved by the Issuer’s stockholders, will bring the Certificate into compliance with Section 2115 of the California General Corporation Law.  The general effect of amending Article Seven of the Certificate will be to provide that, at such times as the Issuer is subject to Section 2115, no director may be removed from office (unless the entire board of directors is removed) when the votes cast against the director's removal, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of the director's most recent election were then being elected.  The general effect of amending Article Fourteen of the Certificate will be to provide that, at such times as the Issuer is subject to Section 2115, stockholders will be entitled to cumulate their votes at any annual or special meeting at which stockholders are voting among nominees for directors.

Except as described above, Dr. Tripathi does not have any plans or proposals which relate to or would result in:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)

Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Dr. Tripathi intends to continually review the Issuer’s business affairs and financial position, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review, Dr. Tripathi will continue to consider various alternative courses of action and will in the future take such actions with respect to the Issuer as he deems appropriate in light of the circumstances existing from time to time. Such actions may include, but are not limited to, purchasing shares of Common Stock either in the open market or in privately negotiated transactions or selling his shares of Common Stock either in the open market or in privately negotiated transactions.

Item 5.	Interest in Securities of the Issuer
(a)	Reference is made to rows (11) and (13) on the cover page of this statement.
As of April 28, 2003, Dr. Tripathi beneficially owned 12,366,667 shares of Common Stock, including options to purchase 466,667 shares of Common Stock.

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(b)	Reference is made to rows (7) through (10) on the cover page of this statement.
(c)	During the past 60 days, Dr. Tripathi has not engaged in any transaction in the classes of securities covered by this statement except for the transactions herein reported.
(d)	Not Applicable.
(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Reference is made to Items 3 and 4.

Item 7.	Material to Be Filed as Exhibits
A. Form of Tripath Technology Inc. 2000 Stock Plan.*
B. Form of Stock Option Agreement by and between the Issuer and Dr. Adya S. Tripathi.
C. Form of Restricted Stock Purchase Agreement, dated April 28, 2003, by and between the Issuer and Dr. Adya S. Tripathi.

*Incorporated by reference from the Issuer’s registration statement on Form S-1 (File No. 333-35028), as filed with the Securities and Exchange Commission on April 18, 2000, as amended.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5/20/03
Date
/s/ Adya S. Tripathi
Signature
ADYA S. TRIPATHI, PRESIDENT & CEO
Name/Title

Attention:              Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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Form of

TRIPATH TECHNOLOGY INC.

2000 STOCK PLAN

STOCK OPTION AGREEMENT

(Vesting)

Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Stock Option Agreement (the “Agreement”).

I.                                         NOTICE OF STOCK OPTION GRANT

Name:                                                                Dr. Adya S. Tripathi

You have been granted an option to purchase Common Stock of Tripath Technology Inc., a Delaware Corporation (the “Company”), subject to the terms and conditions of the Plan and this Agreement, as follows:

Date of Grant:	April 28, 2003

Vesting Commencement Date:	April 28, 2003

Exercise Price per Share:	$0.198

Total Number of Shares Granted:	200,000

Total Exercise Price:	$39,600

Type of Option:	☒	Incentive Stock Option

	☐	Nonstatutory Stock Option

Term/Expiration Date:	April 27, 2008

Exercise and Vesting Schedule:

This Option is exercisable immediately, in whole or in part, conditioned upon Optionee entering into a Restricted Stock Purchase Agreement with respect to any unvested Option Shares.  The Shares subject to this Option shall vest and/or be released from the Company’s repurchase option, as set forth in the Restricted Stock Purchase Agreement, according to the following schedule:

1/24th of the Shares Subject to the Option shall vest each month after the Vesting Commencement Date so that all of the Shares shall be vested 24 months after the Vesting Commencement Date.

In the event of a Corporate Transaction (as defined below) or if Optionee is terminated without Cause (as defined below) or terminates his employment for Good Reason (as defined below), all Shares Subject to the Option shall immediately become fully vested.

For purposes of this Agreement, “Cause” shall mean misconduct, including: (i) conviction of any felony or any crime involving moral turpitude or dishonesty; (ii) participation in a fraud or act of dishonesty against the Company; (iii) willful and material breach of Optionee’s duties that has not been cured within 30 days after written notice from the Company’s Board of Directors of such breach; (iv) intentional and material damage to the Company’s property; or  (v) death, severe physical or mental disability.

For purposes of this Agreement, “Good Reason” shall mean any of the following actions taken without Cause by the Company or a successor corporation or entity without Optionee’s consent: (i) substantial reduction of Optionee’s rate of compensation, unless such reduction is part of an across-the-board reduction in executive compensation approved by the Company’s Board; (ii) material reduction in Optionee’s duties, provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” unless Optionee’s new duties are substantially reduced from the prior duties; or (iii) relocation of Optionee’s principal place of employment to a place greater than 50 miles from Optionee’s then-current principal place of employment.

For purposes of this Agreement “Corporate Transaction” shall mean (a) a sale of substantially all of the assets of the Company; (b) a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation in which shareholders immediately before the merger or consolidation have, immediately after the merger or consolidation, greater stock voting power); or (c) a reverse merger in which the Company is the surviving corporation but the shares of the Company’s common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise (other than a reverse merger in which shareholders immediately before the merger have, immediately after the merger, greater stock voting power); or (d) any transaction or series of related transactions in which in excess of 50% of the Company’s voting power is transferred, other than the sale by the Company of stock in transactions the primary purpose of which is to raise capital for the Company’s operations and activities.

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Termination Period:

This Option may be exercised, to the extent vested, for thirty (30) days after termination of Optionee’s employment or consulting relationship, or such longer period as may be applicable upon death or disability of Optionee as provided in the Plan, but in no event later than the Term/Expiration Date as provided above.

II.                                     AGREEMENT

1.                                       Grant of Option.  The Company, hereby grants to the Optionee named in the Notice of Grant (the “Optionee”), an option (the “Option”) to purchase the total number of shares of Common Stock (the “Shares”) set forth in the Notice of Grant, at the exercise price per share set forth in the Notice of Grant (the “Exercise Price”) subject to the terms, definitions and provisions of the 2000 Stock Option Plan (the “Plan”) adopted by the Company, which is incorporated herein by reference.

If designated in the Notice of Grant as an Incentive Stock Option (“ISO”), this Option is intended to qualify as an ISO as defined in Section 422 of the Code.  However, if this Option is intended to be an ISO, to the extent that it exceeds the $100,000 rule of Code Section 422(d) it shall be treated as a Nonstatutory Stock Option (“NSO”).

2.                                       Exercise of Option.  This Option shall be exercisable during its term in accordance with the provisions of Section 9 of the Plan as follows:

(i)                                     Right to Exercise.

(a)                                  Subject to subsections 2(i)(b) through 2(i)(e) below, this Option shall be exercisable cumulatively according to the vesting schedule set out in the Notice of Grant.  Alternatively, at the election of the Optionee, this option may be exercised in whole or in part at any time as to Shares which have not yet vested.  For purposes of this Stock Option Agreement, Shares subject to Option shall vest based on continued employment of Optionee, or the continuation of Optionee’s consulting relationship with the Company.  Vested Shares shall not be subject to the Company’s repurchase right (as set forth in the Restricted Stock Purchase Agreement, attached hereto as Exhibit B-1).

(b)                                 As a condition to exercising this Option for unvested Shares, the Optionee shall execute the Restricted Stock Purchase Agreement.

(c)                                  This Option may not be exercised for a fraction of a Share.

(d)                                 In the event of Optionee’s death, disability or other termination of the employment or consulting relationship, the exercisability of the Option is governed by Sections 5,6 and 7 below, subject to the limitation contained in subsection 2(i)(e).

(e)                                  In no event may this Option be exercised after the date of expiration of the term of this Option as set forth in the Notice of Grant.

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(ii)                                  Method of Exercise.  This Option shall be exercisable by written notice (in the form attached as Exhibit A) which shall state the election to exercise the Option, the number of Shares in respect of which the Option is being exercised, and such other representations and agreements with respect to such shares of Common Stock as may be required by the Company pursuant to the provisions of the Plan.  Such written notice shall be signed by the Optionee and, together with an executed copy of the Restricted Stock Purchase Agreement, if applicable, shall be delivered in person or by certified mail to the Secretary of the Company.  The written notice and Restricted Stock Purchase Agreement shall be accompanied by payment of the Exercise Price.  This Option shall be deemed to be exercised upon receipt by the Company of such written notice and Restricted Stock Purchase Agreement accompanied by the Exercise Price.

No Shares shall be issued pursuant to the exercise of an Option unless such issuance and such exercise shall comply with all relevant provisions of law and the requirements of any stock exchange upon which the Shares may then be listed.  Assuming such compliance, for income tax purposes the Shares shall be considered transferred to the Optionee on the date on which the Option is exercised with respect to such Shares.

3.                                       Method of Payment.  Payment of the Exercise Price shall be by any of the following, or a combination thereof, at the election of the Optionee:

(i)                                     cash; or

(ii)                                  check; or

(iii)                               surrender of other shares of Common Stock of the Company which (A) in the case of Shares acquired pursuant to the exercise of a Company option, have been owned by the Optionee for more than six (6) months on the date of surrender, and (B) have a Fair Market Value on the date of surrender equal to the Exercise Price of the Shares as to which the Option is being exercised; or

(iv)                              to the extent permitted by the Administrator, delivery of a properly executed exercise notice together with such other documentation as the Administrator and the broker, if applicable, shall require to effect an exercise of the Option and delivery to the Company of the sale or loan proceeds required to pay the Exercise Price.

4.                                       Restrictions on Exercise.  This Option may not be exercised until such time as the Plan has been approved by the stockholders of the Company, or if the issuance of such Shares upon such exercise or the method of payment of consideration for such shares would constitute a violation of any applicable federal or state securities or other law or regulation, including any rule under Part 207 of Title 12 of the Code of Federal Regulations (“Regulation G”) as promulgated by the Federal Reserve Board.  As a condition to the exercise of this Option, the Company may require Optionee to make any representation and warranty to the Company as may be required by any applicable law or regulation.

5.                                       Termination of Relationship.  In the event an Optionee’s Continuous Status as an Employee or Consultant terminates, Optionee may, to the extent the Option was vested at the date of such termination (the “Termination Date”), exercise this Option during the Termination Period set

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out in the Notice of Grant.  To the extent that Optionee was not vested in this Option at the date of such termination, or if Optionee does not exercise this Option within the time specified herein, the Option shall terminate.

6.                                       Disability of Optionee.  Notwithstanding the provisions of Section 5 above, in the event of termination of an Optionee’s consulting relationship or Continuous Status as an Employee as a result of his or her disability, Optionee may, but only within twelve (12) months from the date of such termination (and in no event later than the expiration date of the term of such Option as set forth in the Stock Option Agreement), exercise the Option to the extent the Option was vested at the date of such termination; provided, however, that if such disability is not a “disability” as such term is defined in Section 22(e)(3) of the Code, in the case of an ISO such ISO shall cease to be treated as an ISO and shall be treated for tax purposes as an NSO on the ninety-first (91st) day following such termination.  To the extent that Optionee is not vested in the Option at the date of termination, or if Optionee does not exercise such Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

7.                                       Death of Optionee.  In the event of termination of Optionee’s Continuous Status as an Employee or Consultant as a result of the death of Optionee, the Option may be exercised at any time within twelve (12) months following the date of death (but in no event later than the date of expiration of the term of this Option as set forth in Section 9 below), by Optionee’s estate or by a person who acquires the right to exercise the Option by bequest or inheritance, but only to the extent the Option was vested at the date of death.  To the extent that Optionee is not vested in the Option at the date of death, or if the Option is not exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

8.                                       Non-Transferability of Option.  This Option may not be transferred in any manner otherwise than by will or by the laws of descent or distribution and may be exercised during the lifetime of Optionee only by Optionee.  The terms of this Option shall be binding upon the executors, administrators, heirs, successors and assigns of the Optionee.

9.                                       Term of Option.  This Option may be exercised only within the term set out in the Notice of Grant, and may be exercised during such term only in accordance with the Plan and the terms of this Option.  The limitations set out in Section 7 of the Plan regarding Options designated as ISOs and Options granted to more than ten percent (10%) stockholders shall apply to this Option.

10.                                 Tax Consequences.  Set forth below is a brief summary as of the date of this Option of some of the federal income tax consequences of exercise of this Option and disposition of the Shares.  THIS SUMMARY IS NECESSARILY INCOMPLETE, AND THE TAX LAWS AND REGULATIONS ARE SUBJECT TO CHANGE.  OPTIONEE SHOULD CONSULT A TAX ADVISER BEFORE EXERCISING THIS OPTION OR DISPOSING OF THE SHARES.

(i)                                     Exercise of ISO for Vested Shares.  If this Option qualifies as an ISO, there will be no regular federal income tax liability upon the exercise of the Option, although the excess, if any, of the Fair Market Value of the Shares on the date of exercise over the Exercise Price will be treated as an adjustment to the alternative minimum tax for federal tax purposes and may subject the Optionee to the alternative minimum tax in the year of exercise.

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(ii)                                  Exercise of ISO Following Disability.  If the Optionee’s Continuous Status as an Employee or Consultant terminates as a result of disability that is not total and permanent disability as defined in Section 22(e)(3) of the Code, to the extent permitted on the date of termination, the Optionee must exercise an ISO within 90 days of such termination for the ISO to be qualified as an ISO.

(iii)                               Exercise of NSO for Vested Shares.  There may be a regular federal income tax liability upon the exercise of an NSO.  The Optionee will be treated as having received compensation income (taxable at ordinary income tax rates) equal to the excess, if any, of the Fair Market Value of the Shares on the date of exercise over the Exercise Price.  The Company will be required to collect all applicable withholding taxes from Optionee with respect to such income.

(iv)                              Disposition of Shares.  In the case of an NSO, if Shares are held for at least one year after the grant date (or, if later, the vesting date), any gain realized on disposition of the Shares will be treated as long-term capital gain for federal income tax purposes.

In the case of an ISO, if Shares transferred pursuant to the Option are held for at least one year after exercise (or, if later, the vesting date), and are disposed of at least two years after the Date of Grant, any gain realized on disposition of the Shares will also be treated as long-term capital gain for federal income tax purposes.

If Shares purchased under an ISO are disposed of within such one-year period or within two years after the Date of Grant, any gain realized on such disposition will be treated as compensation income (taxable at ordinary income rates) to the extent of the difference between the Exercise Price and the Fair Market Value of the Shares on the date of exercise (or, if later, the vesting date).  Any additional gain recognized on the disposition will be capital gain, which will be long term if the Shares have been held for more than one year following the exercise date of the Option (or, if later, the vesting date of those Shares).

(v)                                 Notice of Disqualifying Disposition of ISO Shares.  If the Option granted to Optionee herein is an ISO, and if Optionee sells or otherwise disposes of any of the Shares acquired pursuant to the ISO on or before the later of (1) the date two years after the Date of Grant, or (2) the date one year after the date of exercise (or, if later, the vesting date), the Optionee shall immediately notify the Company in writing of such disposition.  Optionee agrees that Optionee may be subject to income tax withholding by the Company on the compensation income recognized by the Optionee.

(vi)                              Section 83(b) Election for Unvested Shares Purchased Pursuant to Nonqualified Stock Options.  With respect to the exercise of a nonqualified stock option for unvested Shares, an election may be filed by the Optionee with the Internal Revenue Service, within 30 days of the purchase of the Shares, electing pursuant to Section 83(b) of the Code to be taxed currently on any difference between the purchase price of the Shares and their Fair Market Value on the date of purchase.  This will result in a recognition of taxable income to the Optionee on the date of exercise, measured by the excess, if any, of the fair market value of the Shares, at the time the Option is exercised over the purchase price for the Shares.  Absent such an election, taxable income will be measured and recognized by Optionee at the time or times on which the Company’s Repurchase Option lapses.  Optionee is strongly encouraged to seek the advice of his or her own tax consultants in connection with the purchase of the Shares and the advisability of filing of the

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Election under Section 83(b).  A form of Election under Section 83(b) is attached hereto as Exhibit B-5 for reference.

(vii)                           Section 83(b) Election for Unvested Shares Purchased Pursuant to Incentive Stock Options.  With respect to the exercise of an incentive stock option for unvested Shares, an election may be filed by the Optionee with the Internal Revenue Service within 30 days of the purchase of the Shares, electing pursuant to Section 83(b) of the Code to be taxed currently on any difference between the purchase price of the Shares and their Fair Market Value on the date of purchase for alternative minimum tax purposes.  This will result in a recognition of income to the Optionee on the date of exercise, for alternative minimum tax purposes, measured by the excess, if any, of the fair market value of the Shares, at the time the option is exercised, over the purchase price for the Shares.  Absent such an election, alternative minimum taxable income will be measured and recognized by Optionee at the time or times on which the Company’s Repurchase Option lapses.  Optionee is strongly encouraged to seek the advice of his or her tax consultants in connection with the purchase of the Shares and the advisability of filing of the Election under Section 83(b).  A form of Election under Section 83(b) for alternative minimum tax purposes is attached hereto as Exhibit B-6 for reference.

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OPTIONEE ACKNOWLEDGES THAT IT IS OPTIONEE’S SOLE RESPONSIBILITY AND NOT THE COMPANY’S TO FILE TIMELY THE ELECTION UNDER SECTION 83(b), EVEN IF OPTIONEE REQUESTS THE COMPANY OR ITS REPRESENTATIVE TO MAKE THIS FILING ON OPTIONEE’S BEHALF.

TRIPATH TECHNOLOGY INC.

By:

Title:

OPTIONEE ACKNOWLEDGES AND AGREES THAT THE VESTING OF SHARES PURSUANT TO THE OPTION HEREOF IS EARNED ONLY BY CONTINUING CONSULTANCY OR EMPLOYMENT AT THE WILL OF THE COMPANY (NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THIS OPTION OR ACQUIRING SHARES HEREUNDER).  OPTIONEE FURTHER ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS AGREEMENT, NOR IN THE COMPANY’S STOCK OPTION PLAN WHICH IS INCORPORATED HEREIN BY REFERENCE, SHALL CONFER UPON OPTIONEE ANY RIGHT WITH RESPECT TO CONTINUATION OF EMPLOYMENT OR CONSULTANCY BY THE COMPANY, NOR SHALL IT INTERFERE IN ANY WAY WITH OPTIONEE’S RIGHT OR THE COMPANY’S RIGHT TO TERMINATE OPTIONEE’S EMPLOYMENT OR CONSULTANCY AT ANY TIME, WITH OR WITHOUT CAUSE.

Optionee acknowledges receipt of a copy of the Plan and represents that he is familiar with the terms and provisions thereof, and hereby accepts this Option subject to all of the terms and provisions thereof.  Optionee has reviewed the Plan and this Option in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Option and fully understands all provisions of the Option.  Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan or this Option.  Optionee further agrees to notify the Company upon any change in the residence address indicated below.

Dated:
Optionee

Residence Address:

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Form of

TRIPATH TECHNOLOGY, INC.

2000 STOCK PLAN

RESTRICTED STOCK PURCHASE

NOTICE OF GRANT

Tripath Techology Inc. (the “Company”), pursuant to its 2000 Stock Plan (the “Plan”), hereby grants to Dr. Adya S. Tripathi (“Participant”) the right to purchase the number of shares of the Company’s Common Stock set forth below (“Award”).  This Award is subject to all of the terms and conditions as set forth herein and in the Restricted Stock Purchase Agreement, the Plan, the form of Assignment Separate from Certificate and the form of Joint Escrow Instructions, all of which are attached hereto and incorporated herein in their entirety.

Participant:	Dr. Adya S. Tripathi
Date of Grant:	April 28, 2003
Vesting Commencement Date:	April 28, 2003
Shares Subject to Award:	1,800,000
Purchase Price per Share:	$0.001 (par value)
Total Purchase Price:	$1,800.00
Closing Date:	April 28, 2003

Vesting Schedule:

50% of the Shares Subject to Award shall vest on the one year anniversary of the Vesting Commencement Date, and the remaining 50% of the Shares Subject to Award shall vest on the two year anniversary of the Vesting Commencement Date, so that all of the shares shall be vested 24 months after the Vesting Commencement Date.

In the event of a Corporate Transaction (as defined in Attachment I hereto) or if Participant is terminated without Cause (as defined in Attachment I hereto) or terminates his employment for Good Reason (as defined in Attachment I hereto), all Shares Subject to Award shall immediately become fully vested.

Payment:	By one or a combination of the following items (described in the Restricted Stock Purchase Agreement):

By cash or check

By delivery of already-owned shares

Additional Terms/Acknowledgements:  The undersigned Participant acknowledges receipt of, and understands and agrees to, this Notice of Grant, the Restricted Stock Purchase Agreement and the Plan.  Participant further acknowledges that as of the Date of Grant, this Notice of Grant, the Restricted Stock Purchase Agreement and the Plan set forth the entire understanding between Participant and the Company regarding the acquisition of stock in the Company and supersede all prior oral and written agreements on that subject with the exception of Awards previously granted and delivered to Participant under the Plan.

TRIPATH TECHNOLOGY, INC.	PARTICIPANT:

By:
Signature	Signature

Title:	Date:

Date:

1

ATTACHMENTS:	Restricted Stock Purchase Agreement, 2000 Stock Plan, form of Assignment Separate from Certificate, form of Joint Escrow Instructions and form of Consent of Spouse.

2

Form of

TRIPATH TECHNOLOGY, INC.

2000 STOCK PLAN

RESTRICTED STOCK PURCHSE AGREEMENT

This Restricted Stock Purchase Agreement is made as of the 28th day of April, 2003, by and between Tripath Technology Inc. (the “Company”) and Dr. Adya S. Tripathi (“Purchaser”).

Pursuant to the terms of the Restricted Stock Notice of Grant (“Grant Notice”) and this Restricted Stock Purchase Agreement (“Agreement”) and the provisions of the Company’s 2000 Stock Plan (the “Plan”), and in consideration of Purchaser’s past services, the Company has granted Purchaser the right to purchase the number of shares of Common Stock indicated in the Grant Notice (the “Shares”).  Defined terms not explicitly defined in this Agreement but defined in the Plan or the Grant Notice shall have the same definitions as set forth therein.

NOW, THEREFORE, IT IS AGREED between the parties as follows:

1.                                       Agreement of Purchase. Purchaser hereby agrees to purchase from the Company, and the Company hereby agrees to sell to Purchaser, the aggregate number of shares of Common Stock specified in Purchaser’s Grant Notice.  The number of shares subject to this Agreement may be adjusted from time to time for changes in capitalization, as provided in Section 13(a) the Plan.

2.                                       Method of Payment.  Payment of the Total Purchase Price shall be by any of the following, or a combination thereof, at the election of the Purchaser:

(i)                                     cash; or

(ii)                                  check; or

(iii)                               surrender of other shares of Common Stock of the Company which (A) in the case of Shares acquired pursuant to the exercise of a Company option, have been owned by the Purchaser for more than six (6) months on the date of surrender, and (B) have a fair market value on the date of surrender not less than the Purchase Price per Share of the Shares being purchased pursuant to this Agreement.

3.                                       Vesting.  Subject to the limitations contained herein, the Shares will vest as provided in Purchaser’s Grant Notice, provided that vesting will cease upon the termination of Purchaser’s continuous service with the Company.

4.                                       Repurchase Option.

(a)                                  If Purchaser’s employment or consulting relationship with the Company is terminated for any reason, including for cause, death, and disability, the Company shall have the right and option to purchase from Purchaser, or Purchaser’s personal representative, as the case may be, all of the Purchaser’s shares which have not become vested under the vesting schedule set forth in the Purchaser’s Grant Notice (“Unvested Shares”) as of the date of such termination at the price paid by the Purchaser for such Shares (the “Repurchase Option”).

(b)                                 Upon the occurrence of a termination, the Company may exercise its Repurchase Option by delivering personally or by registered mail, to Purchaser (or his transferee or legal representative, as the case may be), within ninety (90) days of the termination, a notice in writing indicating the Company’s intention to exercise the Repurchase Option and setting forth a date for closing not later than thirty (30) days from the mailing of such notice. The closing shall take place at the Company’s office.  At the closing, the holder of the certificates for the Unvested Shares being transferred shall deliver the stock certificate or certificates evidencing the Unvested Shares, and the Company shall deliver the purchase price therefor.

(c)                                  If the Company does not elect to exercise the Repurchase Option conferred above by giving the requisite notice within ninety (90) days following the termination, the Repurchase Option shall terminate.

(d)                                 Notwithstanding the provisions of Section 4(a) above, at any time during the term of the Repurchase Option, in the event of a Corporate Transaction (as defined below) or if Purchaser is terminated without Cause (as defined below) or terminates his employment for Good Reason (as defined below), the Repurchase Option shall lapse and all Shares subject to Repurchase Option shall immediately become fully vested.

(e)                                  For purposes of the Repurchase Option, “Cause” shall mean misconduct, including: (i) conviction of any felony or any crime involving moral turpitude or dishonesty; (ii) participation in a fraud or act of dishonesty against the Company; (iii) willful and material breach of Purchaser’s duties that has not been cured within 30 days after written notice from the Company’s Board of Directors of such breach; (iv) intentional and material damage to the Company’s property; or  (v) death, severe physical or mental disability.

(f)                                    For purposes of the Repurchase Option, “Good Reason” shall mean any of the following actions taken without Cause by the Company or a successor corporation or entity without Purchaser’s consent: (i) substantial reduction of Purchaser’s rate of compensation, unless such reduction is part of an across-the-board reduction in executive compensation approved by the Company’s Board; (ii) material reduction in Purchaser’s duties, provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” unless Purchaser’s new duties are substantially reduced from the prior duties; or (iii) relocation of Purchaser’s principal place of employment to a place greater than 50 miles from Purchaser’s then-current principal place of employment.

(g)                                 For purposes of the Repurchase Option “Corporate Transaction” shall mean (a) a sale of substantially all of the assets of the Company; (b) a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation in which shareholders immediately before the merger or consolidation have, immediately after the merger or consolidation, greater stock voting power); or (c) a reverse merger in which the Company is the surviving corporation but the shares of the Company’s common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise (other than a reverse merger in which shareholders immediately before the merger have, immediately after the merger, greater stock voting power); or (d) any transaction or series of related transactions in which in excess of 50% of the Company’s voting power is transferred, other than the sale by the Company of stock in transactions the primary purpose of which is to raise capital for the Company’s operations and activities.

5.                                       Transferability of the Shares; Escrow.

(a)                                  Purchaser hereby authorizes and directs the secretary of the Company, or such other person designated by the Company, to transfer the Unvested Shares as to which the Repurchase Option has been exercised from Purchaser to the Company.

(b)                                 To insure the availability for delivery of Purchaser’s Unvested Shares upon reacquisition by the Company pursuant to the Repurchase Option under Section 4, Purchaser hereby appoints the Secretary of the Company, or any other person designated by the Company as escrow agent, as its attorney-in-fact to sell, assign and transfer unto the Company, such Unvested Shares, if any, repurchased by the Company pursuant to the Repurchase Option and shall, upon execution of this Agreement, deliver and deposit with the Secretary of the Company, or such other person designated by the Company, the share certificates representing the Unvested Shares, together with the Assignment Separate from Certificate attached to the Grant Notice as Attachment III duly endorsed in blank.  The Unvested Shares and stock assignment shall be held by the Secretary in escrow, pursuant to the Joint Escrow Instructions of the Company and Purchaser attached to the Grant Notice as Attachment IV, until the Company exercises its Repurchase Option as provided in Section 4, until such Unvested Shares are vested, or until such time as this Agreement no longer is in effect.  As a further condition to the Company’s obligations under this Agreement, the spouse of the Purchaser, if any, shall execute and deliver to the Company the Consent of Spouse attached to the Grant Notice as Attachment V.  Upon vesting of the Unvested Shares, the escrow agent shall promptly deliver to the Purchaser the certificate or certificates representing such Shares in the escrow agent’s possession belonging to the Purchaser, and the escrow agent shall be discharged of all further obligations hereunder; provided, however, that the escrow agent shall nevertheless retain such certificate or certificates as escrow agent if so required pursuant to other restrictions imposed pursuant to this Agreement.

(c)                                  The Company, or its designee, shall not be liable for any act it may do or omit to do with respect to holding the Shares in escrow and while acting in good faith and in the exercise of its judgment.

(d)                                 Transfer or sale of the Shares is subject to restrictions on transfer imposed by any applicable state and federal securities laws.  Any transferee shall hold such Shares subject to all the provisions hereof and the related agreements executed by the Purchaser with respect to any Unvested Shares purchased by Purchaser and shall acknowledge the same by signing a copy of this Agreement.

6.                                       Parachute Payments.

(a)                                  If any payment or benefit Purchaser would receive pursuant to a Corporate Transaction from the Company or otherwise (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be reduced to the Reduced Amount.  The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Purchaser’s receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting “parachute payments” is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following order unless Purchaser elects in writing a different order (provided, however, that such election shall be subject to Company approval if made on or after the date on which the event that triggers the Payment occurs):  reduction of cash payments; cancellation of accelerated vesting of stock awards; reduction of employee benefits.  In the event that acceleration of vesting of stock award compensation is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of Purchaser’s stock awards unless Purchaser elects in writing a different order for cancellation.

(b)                                 The accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the Corporate Transaction shall perform the foregoing calculations.  If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Corporate Transaction, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder.  The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

(c)                                  The accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and Purchaser within fifteen (15) calendar days after the date on which Purchaser’s right to a Payment is triggered (if requested at that time by the Company or Purchaser) or such other time as requested by the Company or Purchaser.  If the accounting firm determines that no Excise Tax is payable with respect to a Payment, it shall furnish the Company and Purchaser with an opinion reasonably acceptable to Purchaser that no Excise Tax will be imposed with respect to such Payment.  Any good faith determinations of the accounting firm made hereunder shall be final, binding and conclusive upon the Company and Purchaser.

7.                                       Ownership, Voting Rights, Duties.  This Agreement shall not affect in any way the ownership, voting rights or other rights or duties of Purchaser, except as specifically provided herein.

8.                                       Legends.  The share certificate evidencing the Shares issued hereunder shall be endorsed with the following legend (in addition to any legend required under applicable state securities laws):

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS UPON TRANSFER AND RIGHTS OF REPURCHASE AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

9.                                       No Employment Rights.  This Agreement is not an employment contract and nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company (or a parent or subsidiary of the Company) to terminate Purchaser’s employment for any reason at any time, with or without cause and with or without notice.

10.                                 Notices.  Notices required hereunder shall be given in person or by registered mail to the address of Purchaser shown on the records of the Company, and to the Company at their respective principal executive offices.

11.                                 Survival of Terms.  This Agreement shall apply to and bind Purchaser and the Company and their respective permitted assignees and transferees, heirs, legatees, executors, administrators and legal successors.

12.                                 Section 83(b) Elections.  Purchaser understands that Section 83(a) of the Internal Revenue Code of 1986, as amended (the “Code”), taxes as ordinary income the difference between the amount paid for the Shares and the fair market value of the Shares as of the date any restrictions on the Shares lapse.  In this context, “restriction” includes the right of the Company to buy back the Shares pursuant to the Repurchase Option set forth in Section 4 above.  Purchaser understands that Purchaser may elect to be taxed at the time the Shares are purchased, rather than when and as the Repurchase Option expires, by filing an election under Section 83(b) (an “83(b) Election”) of the Code with the Internal Revenue Service within thirty (30) days from the date of purchase.  Even if the fair market value of the Shares at the time of the execution of this Agreement equals the amount paid for the Shares, the 83(b) Election must be made to avoid income under Section 83(a) in the future.  Purchaser understands that failure to file such an 83(b) Election in a timely manner may result in adverse tax consequences for Purchaser.  Purchaser further understands that an additional copy of such 83(b) Election is required to be filed with his or her federal income tax return for the calendar year in which the date of this Agreement falls. Purchaser acknowledges that the foregoing is only a summary of the effect of United States federal income taxation with respect to purchase of the Shares hereunder, and does not purport to be complete.  Purchaser further acknowledges that the Company has directed Purchaser to seek independent advice regarding the applicable provisions of the Code, the income tax laws of any municipality, state or foreign country in which Purchaser may reside, and the tax consequences of Purchaser’s death.  Purchaser assumes all responsibility for filing an 83(b) Election and paying all taxes resulting from such election or the lapse of the restrictions on the Shares.

PURCHASER ACKNOWLEDGES THAT IT IS PURCHASER’S SOLE RESPONSIBILITY AND NOT THE COMPANY’S TO FILE TIMELY THE ELECTION UNDER SECTION 83(b), EVEN IF PURCHASER REQUESTS THE COMPANY OR ITS REPRESENTATIVE TO MAKE THIS FILING ON PURCHASER’S BEHALF.

13.                                 Representations.  Purchaser has reviewed with his own tax advisors the federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement.  Purchaser is relying solely on such advisors and not on any statements or representations of the Company or any of its agents. Purchaser understands that he (and not the Company) shall be responsible for his own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

14.                                 Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with applicable laws of the State of California.  The parties agree that any action brought by either party to interpret or enforce any provision of this Agreement shall be brought in, and each party agrees to, and does hereby, submit to the jurisdiction and venue of, the appropriate state or federal court for the district encompassing the Company’s principal place of business.

15.                                 Independent Counsel.  Purchaser acknowledges that this Agreement has been prepared on behalf of the Company by Cooley Godward LLP, counsel to the Company and that Cooley Godward LLP does not represent, and is not acting on behalf of, Purchaser.  Purchaser has been provided with an opportunity to consult with Purchaser’s own counsel with respect to this Agreement.

16.                                 Entire Agreement; Amendment.  This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes and merges all prior agreements or understandings, whether written or oral.  This Agreement may not be amended, modified or revoked, in whole or in part, except by an agreement in writing signed by each of the parties hereto.

17.                                 Severability.  If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith.  In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

PURCHASER HAS READ THIS AGREEMENT AND IS FAMILIAR WITH ITS TERMS AND PROVISIONS. PURCHASER HEREBY AGREES TO ACCEPT AS BINDING, CONCLUSIVE AND FINAL ALL DECISIONS OR INTERPRETATIONS OF THE BOARD UPON ANY QUESTIONS ARISING UNDER THIS AGREEMENT.

IN WITNESS WHEREOF, this Agreement is deemed made as of the date first set forth above.

COMPANY

TRIPATH TECHNOLOGY INC.

By:

Title:

PURCHASER

Dr. Adya S. Tripathi

Address:

Soc. Sec. No.: